082-01544

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
August 1, 2006 at 9:45 am

INVITATION TO AMER SPORTS INTERIM REPORT NEWS CONFERENCE

Amer Sports Corporation will publish its interim report for January - June 2006 on Wednesday, 9 August, 2006 at 1:00 pm. A news conference will be arranged for analysts and media during the same day at 3 pm Finnish time at Amer Sports' Helsinki headquarters (address: Mäkelänkatu 91).

The news conference can be followed live on the Internet at www.amersports.com.

AMER SPORTS CORPORATION
Communications

Ms. Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

SUPPL



DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com


06015860

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.